August 27, 2014

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Beverages, Apparel, and Mining
Washington, DC 20549-7010
Attention: H. Roger Schwall, Assistant Director

RE:	Alberta Star Development Corp.
Form 20-F for the Fiscal Year Ended November 30, 2013 Filed March 31, 2014 Form 6-K Filed June 30, 2014 File No. 0-31172

Dear Mr. Schwall:

We are in receipt of your comment letter dated August 15, 2014 with respect to the above captioned matter.

Further to our conversation with the Staff, at this time, I am writing to request an extension to the date of our response letter from August 29, 2014 to September 12, 2014.  At present, various critical members of our team are traveling or occupied and the additional 10 business days will provide the opportunity for those team members to consider the item noted in your comment letter and subsequently consult with our board of directors and legal counsel to ensure a complete and accurate response thereto.

If you have any questions or concerns in regard to this request for extension, please contact our legal counsel, Dorsey & Whitney, Jason K. Brenkert at 303-352-1133 or brenkert.jason@dorsey.com.

Sincerely,

/s/ Stuart Rogers

Stuart Rogers
Chief Executive Officer